Exhibit 99.9 SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

CONSENT

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (a) the report entitled “Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada” dated March 15, 2018, (b) the report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 28, 2018

SRK CONSULTING (CANADA) INC.

 (Signed) “Glen Cole”
___________________________
Glen Cole, PGeo.
SRK Consulting (Canada) Inc.

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